Exhibit (d)(2)

Schedule A

(As of December 19, 2025)

Funds

Series	Annual Rate of Average Daily Net Assets	Initial Board Approval Date	Shareholder Approval Date	Initial Effective Date	Termination Date
Amplify Stablecoin Technology ETF	0.69%	November 12, 2025	December 19, 2025	December 19, 2025	November 12, 2027
Amplify Tokenization Technology ETF	0.69%	November 12, 2025	December 19, 2025	December 19, 2025	November 12, 2027